Results of Proxy Voting:

At a special meeting of shareholders of the trust held on December 14, 2009, shareholders approved the following proposal: to elect nine trustees to serve on the Board of Trustees of the trust. The individuals listed in the table below were elected as trustees for each fund. All trustees served as trustees of the trust prior to the special meeting.

                        FOR	        WITHHELD	 % FOR
Charles R. Schwab	459,325,700.18	28,086,852.10	94.24%
Walter W. Bettinger, II	462,501,711.78	24,910,840.50	94.89%
Mariann Byerwalter	462,421,752.63	24,990,799.65	94.87%
John F. Cogan	        463,280,067.34	24,132,484.94	94.05%
William A. Hasler	459,926,827.89	27,485,724.39	94.36%
Gerald B. Smith	        462,799,212.90	24,613,339.38	94.95%
Donald R. Stephens	462,936,148.60	24,476,403.68	94.98%
Joseph H. Wender	462,081,721.45	25,330,830.83	94.80%
Michael W. Wilsey	461,613,391.08	25,799,161.20	94.71%